3.1.2004

Vf 2-27-04

UN 04001855
SECURITIES AND ...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8- 50414~~
8-52013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL RECEIVED FEB 26 2004

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Louis Capital Markets, LP (Successor to Louis Capital Markets, LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 Wall Street, Suite 1806
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael C. Benhamou (212) 509-4400
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael C. Benhamou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Louis Capital Markets, LP (Successor to Louis Capital Markets, LLC), as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SOEURETTE THOMAS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01TH6055911
QUALIFIED IN KINGS COUNTY
Commission Expires March 12, 07

[signature]
Notary Public

[signature]
Signature

Managing Partner
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOUIS CAPITAL MARKETS, LP
(Successor to Louis Capital Markets, LLC)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

LOUIS CAPITAL MARKETS, LP
(Successor to Louis Capital Markets, LLC)

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Louis Capital Markets, LP

We have audited the accompanying statement of financial condition of Louis Capital Markets, LP (Successor to Louis Capital Markets, LLC) (the "Partnership") as of December 31, 2003. This statement of financial condition is the responsibility of the General Partner. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Louis Capital Markets, LP as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 16, 2004

LOUIS CAPITAL MARKETS, LP
(Successor to Louis Capital Markets, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash	$	1,816,154
Receivable from clearing broker		744,405
Property and equipment, net		191,720
Due from affiliates		812,152
Other assets		181,227
	$	3,745,658
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	525,773
Capital lease obligations		105,775
Total liabilities		631,548
Partners' capital		3,114,110
	$	3,745,658

See accompanying notes to financial statements.

1. Nature of operations

Louis Capital Markets, LP ("LCMLP") (Successor to Louis Capital Markets, LLC) (both hereinafter referred to as the "Partnership") is a limited partnership formed on May 30, 2003, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). Louis Capital Markets, LLC ("LCMLLC") was registered as a securities broker-dealer with the SEC and a member of the NASD. The Partnership is engaged in retailing corporate equity securities over-the-counter.

LCMLP commenced operations on December 31, 2003 when LCMLLC contributed all of its net assets in exchange for its partners' interest in LCMLP. The transaction was accounted for in a manner similar to a pooling of interests, whereby the assets and liabilities were transferred to LCMLP at historical amounts. The financial statements include the operations of LCMLLC for the period January 1, 2003 to December 31, 2003.

2. Summary of significant accounting policies

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Computer equipment	3 years	Straight-line
Office equipment	5 years	Straight-line
Furniture and fixtures	7 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Revenue and Expense Recognition

Securities transactions and the related revenues and expenses are recorded on the trade-date.

Income Taxes

No provision for income taxes has been included in these financial statements since taxable income or loss passes through to, and is reportable by, the partners individually. The Company is subject to New York City unincorporated tax.

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and equipment

At December 31, 2003, property and equipment consisted of the following:

Computer equipment	$	152,311
Office equipment		190,392
Furniture and fixtures		43,170
Automobile		26,161
Leasehold improvements		11,589
		423,623
Less accumulated depreciation and amortization		231,903
	$	191,720

Included in office equipment at December 31, 2003 is $322,530 relating to assets recorded under capital leases. Included in accumulated depreciation and amortization at December 31, 2003 is $174,869 of amortization relating to assets recorded under capital leases.

4. Net capital requirement

The Partnership is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or withdrawals paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Partnership's net capital was approximately $1,982,000, which was approximately $1,882,000 in excess of its minimum requirement of approximately $100,000.

5. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Related party

As of December 31, 2003 the Partnership has a receivable from affiliates of approximately $812,000, which is comprised of non-interest bearing amounts advanced for expenses during the start up phase of the affiliates' operations.

7. Off-balance sheet risk and concentration of credit risk

Pursuant to its clearance agreement, the Partnership introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the money balances and long and short security positions of these securities transactions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Partnership has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing broker monitor collateral on the securities transactions introduced by the Partnership. In addition, the receivables from the clearing broker are pursuant to this clearance agreement and the Partnership must maintain at least $500,000 in cash and securities at all times with the clearing broker.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The General Partner regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

8. Leases

The Partnership has various lease agreements for office space and certain office equipment through November 30, 2004.

Future minimum lease payments at December 31, 2003, under agreements classified as operating leases, for the year ending December 31, 2004 is $131,000. Rent expense for the year ended December 31, 2003 was approximately $171,000.

8. Leases (continued)

Future minimum lease payments at December 31, 2003, under agreements classified as capital leases in excess of one year, are approximately as follows:

Year ending December 31,		
2004	$	68,200
2005		41,400
2006		7,700
		117,300
Less amount representing interest		11,500
Present value of net minimum lease payments	$	105,800

9. Required tax distribution

As required by the membership agreement and the new limited partnership agreement, the Partnership is required to make a tax distribution in an amount no less than an amount determined by multiplying the net income of the Partnership by the highest combined applicable federal, state and local tax rates. For the year ended December 31, 2003 this amount approximates $1,533,000. Amounts paid during the year were made in accordance with this requirement.

10. Customer concentration

Approximately 10% of the Partnership's revenues for the year ended December 31, 2003 were attributable to two groups of related customers.